UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 14)

                    Under the Securities Exchange Act of 1934

                          BALDWIN PIANO & ORGAN COMPANY
                          -----------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                    058246109
                                    ---------
                                 (CUSIP NUMBER)

Kenneth W. Pavia, Sr.                                         Charles Powers
Bolero Investment Group, L.P.                            Florence Partners, Inc.
Ingraham Building                                          2419 Sumter St. Ext.
25 S.E. 2nd Avenue, Suite 720                              Florence, SC  29502
Miami, Florida  33131                                         (803) 660-1941
(305) 596-4398

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 18, 2000
                                ----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

----------------------- --------------------------------------------------------
1                       NAME OF REPORTING PERSONS

                        BOLERO INVESTMENT GROUP, L.P.

----------------------- --------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
----------------------- --------------------------------------------------------
3                       SEC USE ONLY

----------------------- --------------------------------------------------------
4                       SOURCE OF FUNDS

                        AF, WC
----------------------- --------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

----------------------- --------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        CALIFORNIA
----------------------- --------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 300,260 SHARES OF COMMON STOCK
WITH
                        ------------- ------------------------------------------
                        8             SHARED VOTING POWER

                                      -0- SHARES OF COMMON STOCK
                        ------------- ------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      300,260 SHARES OF COMMON STOCK
                        ------------- ------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0- SHARES OF COMMON STOCK
----------------------- ------------- ------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                        300,260 SHARES OF COMMON STOCK
----------------------- --------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES             (  )

----------------------- --------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        8.7%
----------------------- --------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        PN
----------------------- --------------------------------------------------------

----------------------- --------------------------------------------------------
1                       NAME OF REPORTING PERSONS

                        KENNETH W. PAVIA, SR.
----------------------- --------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
----------------------- --------------------------------------------------------
3                       SEC USE ONLY

----------------------- --------------------------------------------------------
4                       SOURCE OF FUNDS

                        AF, PF
----------------------- --------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

----------------------- --------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        UNITED STATES OF AMERICA
----------------------- --------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 403,569 SHARES OF COMMON STOCK
WITH
                        ------------- ------------------------------------------
                        8             SHARED VOTING POWER

                                      -0- SHARES OF COMMON STOCK
                        ------------- ------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      403,569 SHARES OF COMMON STOCK
                        ------------- ------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0- SHARES OF COMMON STOCK
----------------------- --------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                        403,569 SHARES OF COMMON STOCK
----------------------- --------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES             (  )

----------------------- --------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        11.7%
----------------------- --------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        IN
----------------------- --------------------------------------------------------

----------------------- --------------------------------------------------------
1                       NAME OF REPORTING PERSONS

                        FHI, INC.
----------------------- --------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
----------------------- --------------------------------------------------------
3                       SEC USE ONLY

----------------------- --------------------------------------------------------
4                       SOURCE OF FUNDS

                        WC
----------------------- --------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e) (  )
----------------------- --------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        NEVADA
----------------------- --------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 51,000 SHARES OF COMMON STOCK
WITH
                        ------------- ------------------------------------------
                        8             SHARED VOTING POWER

                                      -0- SHARES OF COMMON STOCK
                        ------------- ------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      51,000 SHARES OF COMMON STOCK
                        ------------- ------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0- SHARES OF COMMON STOCK
----------------------- --------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                        51,000 SHARES OF COMMON STOCK
----------------------- --------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES             (  )

----------------------- --------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.5%
----------------------- --------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        CO
----------------------- --------------------------------------------------------

----------------------- --------------------------------------------------------
1                       NAME OF REPORTING PERSONS

                        FLORENCE PARTNERS INC.
----------------------- --------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
----------------------- --------------------------------------------------------
3                       SEC USE ONLY

----------------------- --------------------------------------------------------
4                       SOURCE OF FUNDS

                        WC
----------------------- --------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

----------------------- --------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        SOUTH CAROLINA
----------------------- --------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 52,309 SHARES OF COMMON STOCK
WITH
                        ------------- ------------------------------------------
                        8             SHARED VOTING POWER

                                      -0- SHARES OF COMMON STOCK
                        ------------- ------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      52,309 SHARES OF COMMON STOCK
                        ------------- ------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0- SHARES OF COMMON STOCK
----------------------- ------------- ------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                        52,309 SHARES OF COMMON STOCK
----------------------- --------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES             (  )

----------------------- --------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.5%
----------------------- --------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        CO
----------------------- --------------------------------------------------------

----------------------- --------------------------------------------------------
1                       NAME OF REPORTING PERSONS

                        CHARLES POWERS

----------------------- --------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)   [X]
                                                                       (b)   [ ]
----------------------- --------------------------------------------------------
3                       SEC USE ONLY

----------------------- --------------------------------------------------------
4                       SOURCE OF FUNDS

                        AF, PF
----------------------- --------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

----------------------- --------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        UNITED STATES OF AMERICA
----------------------- --------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 52,309 SHARES OF COMMON STOCK
WITH
                        ------- ----- ------------------------------------------
                        8             SHARED VOTING POWER

                                      -0- SHARES OF COMMON STOCK
                        ------- ----- ------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      52,309 SHARES OF COMMON STOCK
                        ------- ----- ------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0- SHARES OF COMMON STOCK
----------------------- ------- ----- ------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                        52,309 SHARES OF COMMON STOCK
----------------------- --------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES             (  )

----------------------- --------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.5%
----------------------- --------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        IN
----------------------- --------------------------------------------------------

This Amendment No.14 to the Schedule 13D is being filed on behalf of the undersigned Reporting Person to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 8, 1996, as amended (as amended, the "Schedule 13D"), relating to share of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Since the date of Amendment No. 13 to the Schedule 13D, Bolero has acquired 5,500 Shares which were purchased for an aggregate purchase price (excluding commissions) of $44,573.50, which amount was provided from its working capital.

Since the date of Amendment No. 13 to the Schedule 13D, Florence Partners has acquired 11,400 Shares which were purchased for an aggregate purchase price (excluding commissions) of $81,862, which amount was provided from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

On January 12, 2000, Mr. Pavia, on behalf of the Bolero Partnership, delivered a letter to the Company, which is filed as Exhibit 2 and is incorporated by reference herein, requesting that the Board of Directors take all necessary steps to achieve the sale of the Company. The Resolution and Supporting Statement reads as follows:

RESOLVED, that the shareholders of the Company hereby inform the Board of Directors that they do not approve of the Company's performance and direction and, therefore, it is the desire of the shareholders that the Board of Directors immediately take the necessary steps to achieve the sale of the Company as promptly as possible on terms which will maximize shareholder value.

SUPPORTING STATEMENT:

Proponent believes that the sale of the remaining divisions would provide the shareholders, the true owners of the Company, with a significant premium over the Company's recent stock price. Proponent believes that the sale of the Company is the highest and best alternative for achieving a reasonable rate of return. Given the substandard performance of the Company (third quarter net loss of $1,622,000; net loss for the first three quarters of 1999 of 4,825,000, net of extraordinary gains) and with what we believe to be a lack of commitment, discipline and experience to consistently provide shareholder value, Proponent believes that further support for the Company's current course would at best lead to a continuation of mediocre returns and at worst increased losses. Instead, Proponent recommends that the Company be sold as promptly as possible on terms which will maximize shareholder value. Shareholders are urged to vote "FOR" the proposal.

The Reporting Persons reserve the right to solicit proxies for the Proposal or for other proposals, if any, which they may decide to present at the meeting.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

(a)-(b) as of the close of business on January 13, 2000, Bolero directly owned 300,260 , which represents approximately 8.7% of the 3,453,000 Shares outstanding as of November 12, 1999, as reported in the Company's quarterly report on Form 10Q for the quarter ended September 30, 1999 (the "Outstanding Shares"). Bolero, acting through its sole general partner, Mr. Kenneth W. Pavia, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

As of the close of the business on January 13, 2000, Florence Partners directly owned in the aggregate 52,309 Shares, which represent approximately 1.5% of the Outstanding Shares. Florence Partners has the sole power to vote or direct to vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

As of the close of business on January 13, 2000, FHI Inc. directly owned in the aggregate 51,000 Shares, which represents approximately 1.5% of the Outstanding Shares. FHI Inc. has the sole power to vote or direct to vote, and to dispose or to direct the disposition of, the Share which it owns directly.

As of the close of business on January 13, 2000, Mr. Powers did not hold any Shares directly. As the sole director, executive officer and shareholder of Florence Partners, Mr. Powers may be deemed to beneficially own the Shares held by Florence Partners. As a limited partner in Bolero, Mr. Powers has no right to vote or to dispose of any shares held by Bolero, and therefore does not beneficially own the Shares held by Bolero.

As of the close of business on January 13, 2000, Mr. Pavia did not hold any Shares directly. As sole general partner of Bolero, Mr. Pavia may be deemed to beneficially own the Shares held by Bolero. As sole executive officer and shareholder of FHI Inc., Mr. Pavia may be deemed to beneficially own the Shares held by FHI Inc. As managing director of Florence Partners, Mr. Pavia may be deemed to beneficially own the Shares held by Florence Partners.

By reason of the provisions of Rule 13D-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Bolero, Mr. Pavia, FHI Inc., Florence Partners and Mr. Powers may be deemed to be a "group". By reason of the provisions of Rule 13D-5 under the Act, the group consisting of these entities may be deemed to own all the Shares beneficially owned by Bolero, Mr. Pavia, FHI Inc., Florence Partners and Mr. Powers. Mr. Powers and Florence Partners do not affirm the existence of such a group and disclaim beneficial ownership of share of common stock beneficially owned by Bolero, Mr. Pavia and FHI Inc. Bolero, Mr. Pavia and FHI Inc., also do not affirm the existence of such a group and disclaim beneficial ownership of Shares beneficially owned by Florence Partners and Mr. Powers. (C) Within the past sixty days, Bolero has purchased 1,400 Shares through open market purchases in the following transactions, all of which were in the over-the-counter market:

DATE              NUMBER OF SHARES                   PRICE PER SHARE
----              ----------------                   ---------------
12/22/99          100                                $8.50
12/15/99          100                                $8.75
12/9/99           100                                $8.125
12/3/99           100                                $8.25
11/24/99          100                                $8.75
11/22/99          100                                $8.63
11/22/99          100                                $8.50
11/19/99          100                                $8.75
11/18/99          100                                $8.33
11/18/99          500                                $8.08

**Excluding Commissions

Within the last sixty days, Florence Partners has purchased 4000 Shares through open market purchases in the following transactions, all of which were over-the-counter market:

DATE              NUMBER OF SHARES                   PRICE PER SHARE
----              ----------------                   ---------------
11/26/99          1000                               $8.25
12/9/99           1000                               $8.125
12/9/99           1000                               $8.00
12/9/99           500                                $8.00
12/9/99           500                                $8.25

**Excluding Commissions

Except as set forth in Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Item 5 (a)-(b).

Except as set forth herein, none of the reporting Persons has effected any transaction in the Shares during the last 60 days.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement (incorporated by reference to Amendment No. 6 to the Schedule 13D)
Exhibit 2: Letter Dated January 13, 2000 from the Bolero Investment Group to the Company.

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                   Bolero Investment Group, L.P.
                                                   By:/s/ KENNETH W. PAVIA SR.
                                                      -------------------------
                                                   Name: Kenneth W. Pavia Sr.
                                                   Its: General Partner

                                                   /s/ KENNETH W. PAVIA SR.
                                                   ------------------------
                                                   Kenneth W. Pavia Sr.

                                                   FHI Inc.
                                                   By: /s/ KENNETH W. PAVIA SR.
                                                       ------------------------
                                                   Name: Kenneth W. Pavia Sr.
                                                   Its: President

                                                   Florence Partners Inc.
                                                   By:/s/ CHARLES POWERS
                                                      ------------------
                                                   Name: Charles Powers
                                                   Its: President

                                                   /s/ CHARLES POWERS
                                                   ------------------
                                                   Charles Powers

                                  EXHIBIT INDEX

EX #                           EXHIBIT DESCRIPTION
---                            -------------------

 2                  Letter Dated January 13, 2000 from the Bolero Investment
                    Group to the Company